Free Writing Prospectus Filed Pursuant to Rule 433 Supplementing

Prospectus dated May 11, 2012, Prospectus Supplement dated May 29,

2012 and Preliminary Pricing Supplement dated February 22, 2013

Registration No. 333-181339

FINAL TERM SHEET

Dated: February 22, 2013

$500,000,000

$250,000,000 3.700% Notes due 2023

$250,000,000 5.150% Notes due 2043

Issuer:	Whirlpool Corporation

Ratings:*	Moody’s: Baa3 (positive outlook) Standard & Poor’s: BBB- (stable outlook) Fitch: BBB (stable outlook)

Trade Date:	February 22, 2013

Settlement Date:	February 27, 2013

Title:	2023 Notes	2043 Notes

Principal Amount:	$250,000,000	$250,000,000

Maturity Date:	March 1, 2023	March 1, 2043

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2013	March 1 and September 1, commencing September 1, 2013

Benchmark Treasury:	UST 2.000% due February 15, 2023	UST 2.750% due November 15, 2042

Benchmark Treasury Price and Yield:	100-07+; 1.974%	91-28; 3.174%

Spread to Benchmark Treasury:	+175 basis points	+200 basis points

Yield to Maturity:	3.724%	5.174%

Coupon (Interest Rate):	3.700%	5.150%

Price to Public:	99.801%	99.636%

Make-Whole Redemption Provision:	At any time at a discount rate of the Adjusted Treasury Rate plus 25 basis points	At any time at a discount rate of the Adjusted Treasury Rate plus 30 basis points

CUSIP:	96332H CF4	96332H CG2

Joint Book-Running Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. J.P. Morgan Securities LLC RBS Securities Inc.	BNP Paribas Securities Corp. Citigroup Global Markets Inc. J.P. Morgan Securities LLC RBS Securities Inc.

Co-Managers:		ING Financial Markets LLC Merrill, Lynch, Pierce, Fenner & Smith Incorporated Mitsubishi UFJ Securities (USA), Inc. Wells Fargo Securities, LLC

* An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by the ratings agencies. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674 or by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146.